FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 12, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Press Release
SIEMENS AG SEGMENT INFORMATION (preliminary and unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
EVA Performance
EVA Q4 2004
SIGNATURES

Key figures(1)

		Fiscal year(2)		4th quarter(3)
		2004	2003	2004	2003
	Net income	3,405	2,445	654	724
	(in millions of euros)
	Effects related to Infineon share sale and a goodwill impairment(4)	403

		3,002

	Earnings per share(5)	3.82	2.75	0.73	0.81
	(in euros)

	Net cash from operating and investing activities	3,262	1,773	609	1,246
	(in millions of euros)
therein:	Net cash provided by operating activities	5,080	5,712	2,395	2,402
	Net cash used in investing activities	(1,818)	(3,939)	(1,786)	(1,156)
	Supplemental contributions to pension trusts	(1,255)	(1,192)	—	(750)
	(included in net cash provided by operating activities)
	Net proceeds from the sale of Infineon shares	1,794	—	—	—
	(included in net cash used in investing activities)

	Group profit from Operations	4,998	4,295	1,322	1,102
	(in millions of euros)

	New orders	80,830	75,056	21,547	18,612
	(in millions of euros)

	Sales	75,167	74,233	20,828	19,778
	(in millions of euros)

		September 30, 2004		September 30, 2003
	Employees (in thousands)	430		417
	Germany	164		170
	International	266		247

(1)	Preliminary and unaudited
(2)	October 1 — September 30
(3)	July 1 — September 30
(4)	Pretax gain of €590 million on sale of Infineon shares plus related €246 million reversal of deferred tax liability, less a goodwill impairment of €433 million
(5)	Earnings per share — basic

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Press Presse For the business and financial press Munich, November 11, 2004

Siemens in fiscal 2004 (ended September 30, 2004)

•	Siemens reported net income of €3.405 billion, up 39% from €2.445 billion a year earlier, resulting in basic earnings per share of €3.82.

•	Net income was up 23% to €3.002 billion on a comparable basis, excluding a pre-tax gain of €590 million and a reversal of €246 million in deferred tax liabilities related to the sale of shares of Infineon Technologies AG, partially offset by a goodwill impairment of €433 million related to Logistics and Assembly Systems (L&A).

•	Group profit from Operations was €4.998 billion, up 16% from €4.295 billion in fiscal 2003.

•	Orders rose 8% to €80.830 billion and sales increased 1% to €75.167 billion year-over-year. On a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions, orders rose 9% and sales increased 3%.

•	Net cash from operating and investing activities was €3.262 billion, up from €1.773 billion a year earlier.

•	Siemens management proposes a dividend of €1.25 per share, up from €1.10 a year earlier.

•	At the beginning of fiscal 2005, Siemens made a supplemental cash contribution to its pension plans of €1.500 billion.

“Fiscal 2004 was a very successful year for Siemens,” said CEO Heinrich v. Pierer upon releasing preliminary full-year results for fiscal 2004. “Most of our Groups delivered impressive results, including strong volume growth and double-digit earnings growth, thanks to successful implementation of our ‘Go for profit and growth’ initiative.”

“We are continuing this initiative in fiscal 2005. We are also pursuing further operational improvements at our Groups, given that factors such as a weakening U.S. dollar and rising commodity prices may make the macroeconomic environment more challenging,” Pierer continued. “In addition we will deal with the particular issues at Transportation Systems (TS), Siemens Business Services (SBS) and Communications (Com).”

For the fiscal year ended September 30, 2004, Siemens reported net income of €3.405 billion, up 39% compared to fiscal 2003. Basic and diluted earnings per share rose to €3.82 and €3.66, respectively, compared to €2.75 per share a year earlier. Net income was €3.002 billion on a comparable basis, excluding the Infineon and goodwill effects mentioned above. Group profit from Operations rose 16%, to just under €5 billion, as 10 of the 13 Groups in Operations increased their profits compared to fiscal 2003. Automation and Drives (A&D), Medical Solutions (Med), and Power Generation (PG) contributed the lion’s share of Group profit from Operations, followed by Siemens VDO Automotive (SV) and Osram. Despite difficult markets, Information and Communication Networks (ICN), Logistics and Assembly Systems (L&A), Information and Communication Mobile (ICM) and Industrial Solutions and Services (I&S) all made significant improvements in Group profit. At TS, management took decisive steps to address challenges in the Group’s rolling stock business.

Siemens achieved its goal of restoring top-line growth in fiscal 2004, posting sales of €75.167 billion compared to €74.233 billion a year earlier. Sales were up 3% year-over-year on a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions. Orders rose to €80.830 billion from €75.056 billion in the prior fiscal year, a 9% increase on a comparable basis. A majority of the Groups in Operations reported increases in both sales and orders for the year, despite declining business volume in Germany, particularly in the fourth quarter.

Net cash from operating and investing activities was €3.262 billion in fiscal 2004, compared to €1.773 billion a year earlier. The difference is due primarily to net proceeds of €1.794 billion from the sale of Infineon shares in fiscal 2004. Within Operations, operating activities generated €4.008 billion in cash while investing activities included €822 million used to acquire USFilter, a water systems and services business in the U.S. For comparison, operating activities provided €4.123 billion in fiscal 2003, and investing activities included €929 million used for PG’s industrial turbine business. Siemens also made similar supplemental cash contributions to its pension plans in both years, totaling €1.255 billion in fiscal 2004 and €1.192 billion a year earlier.

Siemens worldwide results for the fourth quarter of fiscal 2004
Sales rose 5% compared to the fourth quarter a year earlier, to €20.828 billion. Orders climbed 16%, to €21.547 billion, despite a 9% decline in orders in Germany. Broad-based margin improvements in Operations fueled a 20% rise in Group profit from Operations year-over-year, to €1.322 billion. Net income for the quarter was €654 million. For comparison, fourth-quarter net income of €724 million a year earlier included a positive effect related to Corporate items and higher income from Corporate Treasury activities. Basic and diluted earnings per share were €0.73 and €0.70, respectively, compared to €0.81 in the same period a year earlier. Net cash from operating and investing activities was €609 million in the fourth quarter. Investing activities included USFilter, which used €822 million, as well as additional smaller acquisitions. Net cash of €1.246 billion in the same period a year earlier included a €424 million payment for PG’s industrial turbine acquisition and a supplemental cash pension contribution of €750 million.

Operations in fiscal 2004

Information and Communications

Information and Communication Networks (ICN)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	83	57	46%		222	(366)
Group profit margin	4.2%	2.9%			3.2%	(5.1)%

Sales	1,998	1,952	2%	1%	6,994	7,122	(2)%	0%
New orders	1,781	1,685	6%	4%	7,011	7,070	(1)%	1%

*	Excluding currency translation effects of (2)% on sales and orders, and portfolio effects of 3% and 4% on sales and orders, respectively.
**	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

ICN posted profits in all four quarters and delivered Group profit of €222 million for the full fiscal year. The loss of €366 million a year earlier included significant charges for severance as well as write-downs of venture capital and other investments. ICN’s Carrier Networks and Services businesses accounted for much of the profit improvement year-over-year. While sales remained virtually unchanged year-over-year, at €3.426 billion, carrier activities delivered €98 million in earnings compared to a loss of €439 million a year earlier. The Enterprise Networks division earned €208 million on sales of €3.578 billion, close to prior-year levels. For ICN overall, sales of just under €7.0 billion for the fiscal year were level with the prior year on a comparable basis. Orders also remained stable year-over-year. In the fourth quarter, ICN increased Group profit to €83 million on sales of €1.998 billion. Orders of €1.781 billion were up 6% year-over-year.

Information and Communication Mobile (ICM)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	51	49	4%		347	180	93%
Group profit margin	1.7%	1.9%			3.1%	1.8%

Sales	2,978	2,619	14%	16%	11,042	9,964	11%	13%
New orders	2,873	2,838	1%	3%	11,459	9,960	15%	17%

*	Excluding currency translation effects.

In fiscal 2004, ICM substantially increased its Group profit compared to fiscal 2003 and also achieved double-digit growth in sales and orders. The improvement was due primarily to the Mobile Networks division, which delivered €396 million in earnings on sales of €4.979 billion. Both figures were up strongly from the prior year, when the division earned €116 million on €4.311 billion in sales. The Cordless Products division also contributed increases in both earnings and sales year-over-year. ICM’s Mobile Phones division sold 51.1 million handsets during the year, well above the 39.1 million handsets sold a year earlier. Competitive pressures reduced average selling price per unit, however, and quality issues delayed both the rollout and full profitability of the division’s new 65 series of mobile handsets. As a result, Mobile Phones posted a loss of €152 million on sales of €4.979 billion compared to earnings of €27 million on sales of €4.474 billion in the prior year. In the fourth quarter, ICM’s Group profit was up 4% year-over-year and revenues were up 14%. Mobile Networks increased earnings substantially year-over-year, to €161 million, on significantly higher sales of €1.474 billion. In contrast, the impacts from the 65 series mentioned above contributed to a loss of €141 million at Mobile Phones compared to earnings of €14 million a year earlier. While fourth-quarter handset volume rose year-over-year from 12.0 million to 12.7 million units, revenues at Mobile Phones were nearly unchanged at €1.254 billion.

Siemens Business Services (SBS)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	(28)	(41)	32%		40	13	208%
Group profit margin	(2.2)%	(3.1)%			0.8%	0.2%

Sales	1,245	1,317	(5)%	(5)%	4,716	5,205	(9)%	(9)%
New orders	2,342	1,244	88%	34%	6,293	5,226	20%	8%

*	Excluding currency translation effects of 1%, and portfolio effects of 53% on orders.
**	Excluding portfolio effects of 12% on orders.

SBS posted Group profit of €40 million compared to €13 million a year earlier. The current year includes a €93 million gain from the sale of 74.9% of SBS’ Kordoba unit, largely offset by charges for severance. The prior year included significant charges for risks associated with a long-term business process outsourcing contract. Declining demand for IT solutions, particularly in Germany, resulted in sales of €4.716 billion compared to €5.205 billion a year earlier. SBS won two major outsourcing contracts in England, which pushed orders up 20% year-over-year, to €6.293 billion. The fourth quarter includes the Kordoba gain, severance charges, and outsourcing orders mentioned above.

Automation & Control

Automation and Drives (A&D)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	313	240	30%		1,077	806	34%
Group profit margin	12.7%	10.5%			12.2%	9.6%

Sales	2,469	2,285	8%	9%	8,829	8,375	5%	7%
New orders	2,310	2,009	15%	16%	8,980	8,476	6%	8%

*	Excluding currency translation effects of (2)%, and portfolio effects of 1% on sales and orders.
**	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

A&D exemplified the success of Siemens’ profit and growth initiative in fiscal 2004, driving Group profit up to €1.077 billion for the year on solid gains in sales and orders. A&D further improved its earnings margin, as a result of increased productivity and higher capacity utilization. Stronger demand in international markets, including 25% growth with customers in Asia-Pacific, increased sales to €8.829 billion for the year. Orders rose 6% year-over-year, to

€8.980 billion. In the fourth quarter, orders increased 15%, to €2.310 billion. Sales rose 8%, to €2.469 billion, leading to higher Group profit of €313 million.

Industrial Solutions and Services (I&S)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	35	(17)			95	(41)
Group profit margin	2.7%	(1.5)%			2.2%	(1.0)%

Sales	1,309	1,134	15%	5%	4,290	4,012	7%	7%
New orders	1,190	959	24%	9%	4,356	3,955	10%	9%

*	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 13% and 18% on sales and orders, respectively.
**	Excluding currency translation effects of (3)% on sales and orders, and portfolio effects of 3% and 4% on sales and orders, respectively.

I&S contributed €95 million in Group profit for the year, on broad-based earnings improvement. Group profit also benefited from positive effects related to capacity reduction programs. In contrast, severance charges contributed to a loss a year earlier. Sales at I&S were up 7% year-over-year, to €4.290 billion, and orders rose 10%, to €4.356 billion. The fourth quarter confirmed the trend, as I&S reported Group profit of €35 million and a higher earnings margin. Fourth-quarter sales and orders grew 15% and 24%, respectively, benefiting from the USFilter acquisition between the periods under review.

Logistics and Assembly Systems (L&A)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	55	(178)			2	(218)
Group profit margin	7.6%	(26.2)%			0.1%	(8.4)%

Sales	725	680	7%	11%	2,338	2,600	(10)%	(5)%
New orders	552	802	(31)%	(28)%	2,687	2,599	3%	9%

*	Excluding currency translation effects of (4)% and (2)% on sales and orders, respectively, and portfolio effects of (1)% on orders.
**	Excluding currency translation effects.

A particularly strong fourth quarter enabled L&A to finish in the black following a loss in fiscal 2003. Fiscal 2004 included charges related to excess capacity and cost overruns, while the prior year included substantial loss provisions related to two large contracts. The Electronics Assembly division was the Group’s leading earnings contributor, and also increased its sales, orders, and earnings margin year-over-year. Completion of major projects led to lower sales, at €2.338 billion. Orders of €2.687 billion were up 3% year-over-year. L&A’s Group profit of

€55 million in the fourth quarter included earnings from project incentives and also benefited from successful pursuit of a patent infringement claim. Electronics Assembly also made a substantial contribution to the improvement in earnings year-over-year.

Siemens Building Technologies (SBT)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	39	38	3%		108	101	7%
Group profit margin	3.2%	2.7%			2.5%	2.0%

Sales	1,214	1,400	(13)%	(4)%	4,247	4,990	(15)%	(4)%
New orders	1,153	1,146	1%	12%	4,358	4,775	(9)%	2%

*	Excluding currency translation effects of (2)% and (3%) on sales and orders, respectively, and portfolio effects of (7)% and (8)% on sales and orders, respectively.
**	Excluding currency translation effects of (4)%, and portfolio effects of (7)% on sales and orders.

SBT increased Group profit to €108 million despite lower sales following the divestment of its facility management business early in the year. Group profit of €101 million a year earlier included substantial severance charges. On a comparable basis, SBT’s sales of €4.247 billion for fiscal 2004 were 4% below the prior-year level and orders of €4.358 billion were up 2% year-over-year. For the fourth quarter, SBT’s Group profit reflected higher margins from an improved revenue mix. On a comparable basis, sales came in 4% lower than the prior-year quarter while orders climbed 12% year-over-year.

Power

Power Generation (PG)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	206	221	(7)%		961	1,171	(18)%
Group profit margin	10.4%	11.3%			12.8%	16.8%

Sales	1,979	1,961	1%	(5)%	7,527	6,967	8%	0%
New orders	2,124	1,223	74%	68%	9,243	7,302	27%	14%

*	Excluding currency translation effects of (2)% and (4)% on sales and orders, respectively, and portfolio effects of 8% and 10% on sales and orders, respectively.
**	Excluding currency translation effects of (4)% on sales and orders, and portfolio effects of 12% and 17% on sales and orders, respectively.

PG contributed €961 million in Group profit for the year. Excluding the net effect of cancellation gains of €267 million in fiscal 2003 and €47 million in fiscal 2004, Group profit was stable year-over-year. Sales at PG rose 8% year-over-year, to €7.527 billion. Orders climbed 27%, to €9.243 billion, driven in part by full-year inclusion of the industrial turbine businesses PG acquired in the second half of fiscal 2003. Order growth was regionally widespread, as PG won new business in Africa, Asia, Europe, the Near East, and Latin America. PG’s service business also continued to grow year-over-year. In the fourth quarter, PG generated Group profit of €206 million on sales of €1.979 billion. Orders were €2.124 billion, up strongly from the prior-year level.

Power Transmission and Distribution (PTD)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	62	65	(5)%		238	207	15%
Group profit margin	5.3%	7.4%			6.6%	6.1%

Sales	1,176	882	33%	32%	3,611	3,399	6%	9%
New orders	1,088	798	36%	32%	3,863	3,586	8%	11%

*	Excluding currency translation effects of (4)% on sales and orders, and portfolio effects of 5% and 8% on sales and orders, respectively.
**	Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of 1% and 2% on sales and orders, respectively.

PTD increased Group profit to €238 million for the year on broad-based earnings growth within the Group. PTD also achieved solid sales growth, particularly in Europe and Asia-Pacific. Overall, sales rose 6% year-over-year, to €3.611 billion, and orders were up 8%, at €3.863 billion. For the fourth quarter, Group profit was stable year-over-year while sales and orders surged, including volume from PTD’s acquisition of Trench Electric Holding and new orders in Africa and the Middle East.

Transportation

Transportation Systems (TS)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	(129)	78			(434)	284
Group profit margin	(10.5)%	5.5%			(10.1)%	6.0%

Sales	1,225	1,416	(13)%	(13)%	4,310	4,697	(8)%	(7)%
New orders	1,238	1,418	(13)%	(14)%	4,321	4,674	(8)%	(7)%

*	Excluding currency translation effects.

TS responded decisively to the technical problems and associated issues that affected its rolling stock business, particularly the Combino light rail-car program, in fiscal 2004. The Group identified technical solutions during the year and is beginning to implement them. These actions and associated charges, accompanied by a corresponding slow-down in rolling stock sales, led to a loss of €434 million. In addition to these factors, TS also faced generally slower demand for rail transportation systems, particularly in Germany. As a result, sales and orders at TS were €4.310 billion and €4.321 billion, respectively, 8% below fiscal 2003 levels. Earnings in the fourth quarter included a significant portion of the charges mentioned above, mainly for Combino but also for other rolling stock projects in Europe and the Americas. These factors resulted in a loss on lower sales compared to a profit and sales growth a year earlier.

Siemens VDO Automotive (SV)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	160	115	39%		562	418	34%
Group profit margin	7.0%	5.8%			6.2%	5.0%

Sales	2,298	1,967	17%	7%	9,001	8,375	7%	9%
New orders	2,313	1,967	18%	8%	9,029	8,375	8%	10%

*	Excluding currency translation effects of (3)%, and portfolio effects of 13% on sales and orders.
**	Excluding currency translation effects of (3)%, and portfolio effects of 1% on sales and orders.

Group profit of €562 million at SV enabled the Group to break even relative to its full-year cost of capital for the first time. Earnings improved at all divisions within SV, with the fastest growth coming at the Interior & Infotainment division. Revenue growth was also broad-based, as sales rose 7% compared to the prior year, to €9.001 billion. Orders rose 8%, to €9.029 billion. Fourth-quarter Group profit increased to €160 million on a strong rise in sales, which benefited from SV’s acquisition of a U.S.-based automotive electronics business between the periods under review. This transaction pushed top-line growth into double digits in the fourth quarter, with sales reaching €2.298 billion and orders climbing to €2.313 billion.

Medical

Medical Solutions (Med)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable**
Group profit	272	286	(5)%		1,046	1,118	(6)%
Group profit margin	13.3%	14.0%			14.8%	15.1%

Sales	2,046	2,040	0%	7%	7,072	7,422	(5)%	6%
New orders	2,497	2,330	7%	14%	8,123	7,835	4%	15%

*	Excluding currency translation effects of (4)% and (5)% on sales and orders, respectively, and portfolio effects of (3)% and (2)% on sales and orders, respectively.
**	Excluding currency translation effects of (6)% and (7)% on sales and orders, respectively, and portfolio effects of (5)% and (4)% on sales and orders, respectively.

Med again delivered more than €1 billion in full-year Group Profit. Fiscal 2004 included €118 million in gains from portfolio transactions, primarily the sale of Med’s Life Support Systems (LSS) business. For comparison, fiscal 2003 included a €63 million gain related to the contribution of a portion of Med’s electromedical systems business to a joint venture with Drägerwerk AG. While these transactions reduced Med’s revenue base compared to the prior year, sales of €7.072 billion were up 6% year-over-year excluding currency translation and portfolio effects. Orders climbed to €8.123 billion, up 15% on a comparable basis. In the fourth quarter, Group profit of €272 million on sales of €2.046 billion, almost unchanged year-over-year, reflected increased pressure on margins. At the same time, orders in the quarter reached a new high, at €2.497 billion, on strong demand for Med’s diagnostic imaging solutions and innovative medical information systems.

Lighting

Osram

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Group profit	109	105	4%		445	410	9%
Group profit margin	10.4%	10.3%			10.5%	9.8%

Sales	1,050	1,018	3%	8%	4,240	4,172	2%	8%
New orders	1,050	1,018	3%	8%	4,240	4,172	2%	8%

*	Excluding currency translation effects.

Osram increased its Group profit 9% for the year, to €445 million, leveraging higher manufacturing productivity to achieve a double-digit earnings margin for the year. Sales increased to €4.240 billion, up 8% year-over-year on a comparable basis. Higher revenue year-over-year was highlighted by particularly strong growth in Asia-Pacific and Latin America. Results for the fourth quarter confirmed these trends, as Osram’s Group profit, earnings margin, and revenue all rose compared to the same period a year earlier.

Other Operations

Other Operations consist of centrally held equity investments and other operating businesses not related to a Group, such as Siemens’ joint ventures for household appliances (BSH Bosch und Siemens Hausgeräte GmbH) and computers (Fujitsu Siemens Computers). Equity earnings from these joint ventures again were the primary contributor to earnings from Other Operations, which totaled €289 million in fiscal 2004 compared to €212 million in fiscal 2003.

Corporate items, pensions and eliminations
Corporate items, pensions and eliminations were a negative €1.207 billion in fiscal 2004, compared to a negative €1.576 billion in the same period a year earlier. Corporate items totaled a negative €450 million for the year compared to a negative €747 million in fiscal 2003. Corporate items in fiscal 2004 included the pre-tax gain of €590 million from the sale of Infineon shares, partly offset by the €433 million goodwill impairment related to L&A. This impairment is taken centrally because the relevant businesses were acquired at the corporate level as part of Siemens’ Atecs Mannesmann transaction. Corporate items a year earlier benefited from the positive resolution of an arbitration proceeding. Siemens’ equity share of Infineon’s net result was a positive €14 million compared to a negative €170 million in fiscal 2003. Centrally carried pension expense was €730 million in fiscal 2004 compared to €828 million a year earlier. Domestic pension service costs were carried centrally in fiscal 2003 but are allocated to the Groups beginning in fiscal 2004. The effect of this change was partly offset by higher amortization of unrealized pension plan losses in fiscal 2004.

Financing and Real Estate

Siemens Financial Services (SFS)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	60	56	7%		250	269	(7)%

Total assets					9,055	8,445	7%

*	Excluding currency translation effects.

Income before income taxes at SFS in fiscal 2004 was €250 million compared to €269 million a year earlier. The difference is due in part to higher write-downs of receivables in the Equipment & Sales Financing (ESF) division compared to the prior year. Income at SFS for the year also reflects a strategic expansion of the ESF division in Europe and North America, resulting in a corresponding increase in total assets compared to fiscal 2003. Results for the fourth quarter include the positive effect of these activities, with income before income taxes rising 7% compared to the same period a year earlier.

Siemens Real Estate (SRE)

	Fourth quarter ended September 30,				Fiscal Year ended September 30,
			% Change				% Change
(€ in millions)	2004	2003	Actual	Comparable*	2004	2003	Actual	Comparable*
Income before income taxes	(1)	19			108	206	(48)%

Sales	410	410	0%	0%	1,584	1,592	(1)%	(1)%

*	Excluding currency translation effects.

Income before income taxes at SRE in fiscal 2004 was €108 million compared to €206 million a year earlier. While sales were level with the prior year, weakness in the market for commercial real estate reduced returns. Market conditions also led the Group to terminate a major development project in Frankfurt during fiscal 2004, and the associated charges contributed to the decline in income for the year. Results for the fourth quarter include concluding charges.

Eliminations, reclassifications and Corporate Treasury
Income before taxes from Eliminations, reclassifications and Corporate Treasury of €224 million for fiscal year 2004 included higher interest income. In comparison, the prior year amount of €266 million included higher positive effects from hedging activities not qualifying for hedge accounting, as well as a €35 million gain related to the buyback of a note exchangeable into Infineon shares.

Income statement highlights for Siemens worldwide in fiscal 2004
Siemens reported net income for fiscal 2004 of €3.405 billion, up 39% from €2.445 billion a year earlier. Net income benefited from a pre-tax gain of €590 million and €246 million in positive tax effects related to the sale of Infineon shares, partially offset by a €433 million goodwill impairment related to L&A. Excluding these effects, net income was €3.002 billion, up 23% year-over-year.

For Siemens worldwide, gross profit margin increased to 28.8% from 28.1%, as most of the Groups in Operations improved their gross profit year-over-year. ICM, A&D, and PG were the leaders in this regard, while gross profit was lower at TS and Med. Research and development expenses were stable at 6.7% of sales. Marketing, selling and general administrative expenses improved to 18.0% of sales, compared to 18.2% in the prior year, as sustained efforts at cost control coincided with rising revenues.

Other operating income (expense), net, was a negative €156 million, as gains from divestments, particularly Med’s sale of LSS, were offset by the goodwill impairment related to L&A. For comparison, other operating income (expense), net, in fiscal 2003 was a positive €642 million, including significant net gains from project cancellations at PG and Med’s gain from the contribution of assets to a joint venture. Income (loss) from investments in other companies, net, was a positive €1.031 billion, up from €142 million in fiscal 2003. The change is due primarily to Infineon, including the gain on share sales in the current year and the equity share of Infineon’s net loss in the prior year.

Sales and order trends for fiscal 2004
Sales for Siemens worldwide in fiscal 2004 were €75.167 billion, up from €74.233 billion a year earlier. Orders for Siemens worldwide increased 8% to €80.830 billion compared to €75.056 billion in the prior year. Both sales and orders increased primarily on the strength of international business. In Germany, sales of €17.073 billion were level with the prior year and orders of €16.001 billion came in 5% lower. International sales increased 2% year-over-year, to €58.094 billion, and international orders climbed 11%, to €64.829 billion.

Within international results, sales in the Asia-Pacific region increased 7% year-over-year, to €9.349 billion, and orders rose 10%, to €10.028 billion. Within Asia-Pacific, sales in China were up 1% at €2.873 billion and orders rose 12% year-over-year, to €3.134 billion. Sales in the U.S. were €13.621 billion, 11% lower compared to the same period a year earlier. U.S. orders of €14.043 billion, were 4% lower year-over-year. Excluding currency translation effects, sales were level and orders increased 8% in the U.S.

Liquidity for fiscal 2004
In Operations, net cash from operating and investing activities was €2.485 billion, benefiting from €1.794 billion in proceeds from the sale of Infineon shares. Cash used for acquisitions in fiscal 2004 was €1.472 billion, including €822 million for USFilter. Net cash from operating and investing activities in Operations in fiscal 2003, €468 million, included higher outflows for investing activities, including €929 million for PG’s industrial turbine business. Both periods included supplemental cash contributions to Siemens pension plans, totaling €1.255 billion in fiscal 2004 and €1.192 billion in fiscal 2003.

The two other components of Siemens worldwide, which include Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €777 million in fiscal 2004. These components provided net cash of €1.305 billion in the prior year. Fiscal 2004 included renewed asset growth in the financing business. Positive net effects from Corporate Treasury activities, primarily related to the hedging of intra-company financings, were substantially higher in the prior year. In aggregate, net cash provided by operating and investing activities for Siemens worldwide was €3.262 billion in the current year compared to €1.773 billion in fiscal 2003.

Funding status of pension plans
The funding status of Siemens’ principal pension plans on September 30, 2004 improved significantly compared to the end of the prior fiscal year, with an underfunding of approximately €3.1 billion compared to an underfunding of approximately €5.0 billion at September 30, 2003. The improvement in funding status is mainly due to supplemental contributions in the first quarter. The return on plan assets during the last twelve months amounted to €1.128 billion, close to the expected annualized return of 6.7%.

Economic Value Added
Economic Value Added (EVA) for Siemens worldwide was €1.364 billion in fiscal 2004, up from €449 million a year earlier. EVA benefited from significantly higher Group profit, and also included the gain on the sale of Infineon shares and the goodwill impairment mentioned above. Excluding Infineon and the goodwill impairment, EVA improved from €822 million in fiscal 2003 to €1.188 billion in fiscal 2004.

Subsequent events
The following events took place or will take place after the close of the fiscal year:

•	Effective October 1, 2004, ICN and ICM were combined to form a new Group called Communications (Com).

•	At the beginning of fiscal 2005, Siemens made a supplemental cash contribution to its pension plans of €1.500 billion.

•	Siemens AG Österreich has signed on November 7, 2004 an agreement to acquire Victory Industriebeteiligung AG (Austria), which directly and indirectly holds an equity share of approximately 16% in VA Technologie AG (VA Tech). As a result of the Victory acquisition, Siemens has informed the boards of VA Tech, the boards of Österreichische Industrie Holding AG (ÖIAG) and the Austrian government that it will participate in VA Tech’s capital increase which is expected later this month. In addition, Siemens has informed the Austrian takeover panel about its plans to shortly submit a voluntary takeover bid for all of VA Tech outstanding shares. Siemens will offer €55 per share to VA Tech shareholders.

•	On November 28, 2004, the irrevocable non-voting trust that was created to hold a portion of Siemens’ shares in Infineon will be dissolved in accordance with the trust agreement. This will thereby restore Siemens’ voting interest in its entire holding of Infineon shares, representing approximately 18.2% of Infineon shares outstanding. Siemens will make prompt notification to the appropriate regulatory authorities in Germany (BaFin) and the U.S. (SEC), and to Infineon, following the dissolution of the trust.

Note: The Siemens Annual Press Conference with CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will be transmitted live on the Internet beginning at 10:00 a.m. CET on November 11, 2004. You can access the conference at www.siemens.com/pressconference. At the same location you will find the speeches and the presentation.

Siemens CEO Heinrich v. Pierer and CFO Heinz-Joachim Neubürger will hold a conference with analysts and investors on November, 12, 2004 at 3.00 p.m. CET. You can follow this conference live on the Internet by going to www.siemens.com/analystconference.

All figures are preliminary and unaudited. A reconciliation of EVA to net income is available online at www.siemens.com/investors.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as anticipated, believed, estimated, expected, intended, planned or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG Corporate Communications Press Office 80312 München	Reference number: AXX200404.43 e Wolfram Trost 80312 München Tel.: +49-89 636-34794 Fax: -32825 E-Mail: wolfram.trost@siemens.com

SIEMENS AG

SEGMENT INFORMATION (preliminary and unaudited)
As of and for the fiscal years ended September 30, 2004 and 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	7,011	7,070	6,323	6,592	671	530	6,994	7,122	222	(366)
Information and Communication Mobile (ICM)	11,459	9,960	10,881	9,811	161	153	11,042	9,964	347	180
Siemens Business Services (SBS)	6,293	5,226	3,598	3,964	1,118	1,241	4,716	5,205	40	13
Automation and Drives (A&D)	8,980	8,476	7,569	7,159	1,260	1,216	8,829	8,375	1,077	806
Industrial Solutions and Services (I&S)	4,356	3,955	3,147	2,907	1,143	1,105	4,290	4,012	95	(41)
Logistics and Assembly Systems (L&A)	2,687	2,599	2,173	2,444	165	156	2,338	2,600	2	(218)
Siemens Building Technologies (SBT)	4,358	4,775	4,174	4,706	73	284	4,247	4,990	108	101
Power Generation (PG)	9,243	7,302	7,505	6,949	22	18	7,527	6,967	961	1,171
Power Transmission and Distribution (PTD)	3,863	3,586	3,292	3,188	319	211	3,611	3,399	238	207
Transportation Systems (TS)	4,321	4,674	4,284	4,668	26	29	4,310	4,697	(434)	284
Siemens VDO Automotive (SV)	9,029	8,375	8,987	8,365	14	10	9,001	8,375	562	418
Medical Solutions (Med)	8,123	7,835	6,969	7,345	103	77	7,072	7,422	1,046	1,118
Osram	4,240	4,172	4,143	4,113	97	59	4,240	4,172	445	410
Other Operations(5)	2,102	1,840	1,174	1,129	976	728	2,150	1,857	289	212

Total Operations Groups	86,065	79,845	74,219	73,340	6,148	5,817	80,367	79,157	4,998	4,295

Reconciliation to financial statements
Corporate items, pensions and eliminations	(7,381)	(6,916)	208	192	(6,002)	(5,605)	(5,794)	(5,413)	(1,207)	(1,576)
Other interest expense	—	—	—	—	—	—	—	—	(141)	(88)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	78,684	72,929	74,427	73,532	146	212	74,573	73,744	3,650	2,631

									Income before income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	562	532	453	433	109	99	562	532	250	269
Siemens Real Estate (SRE)	1,584	1,592	287	265	1,297	1,327	1,584	1,592	108	206
Eliminations	—	—	—	—	(13)	(12)	(13)	(12)	—	—

Total Financing and Real Estate	2,146	2,124	740	698	1,393	1,414	2,133	2,112	358	475

Eliminations, reclassifications and Corporate Treasury	—	3	—	3	(1,539)	(1,626)	(1,539)	(1,623)	224	266

Siemens worldwide	80,830	75,056	75,167	74,233	—	—	75,167	74,233	4,232	3,372

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	9/30/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,261	722	(212)		106		278	219	255	447
Information and Communication Mobile (ICM)	873	1,367	847		692		299	347	325	326
Siemens Business Services (SBS)	632	294	(263)		(62)		428	193	213	255
Automation and Drives (A&D)	1,951	1,925	1,026		1,060		312	281	209	231
Industrial Solutions and Services (I&S)	1,003	167	(725)		54		892	45	47	52
Logistics and Assembly Systems (L&A)	537	877	(115)		(170)		31	42	36	55
Siemens Building Technologies (SBT)	1,359	1,447	195		375		75	82	127	144
Power Generation (PG)	1,997	1,712	687		(448)		214	1,120	181	163
Power Transmission and Distribution (PTD)	1,162	798	102		387		228	65	73	65
Transportation Systems (TS)	49	(252)	(495)		(217)		83	120	65	65
Siemens VDO Automotive (SV)	3,542	3,949	1,030		184		515	569	394	400
Medical Solutions (Med)	3,173	3,128	762		845		449	321	202	227
Osram	2,011	2,074	453		528		256	280	264	268
Other Operations(5)	1,672	1,515	311		(362)		79	520	73	64

Total Operations Groups	21,222	19,723	3,603		2,972		4,139	4,204	2,464	2,762

Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,116)	(3,781)	(1,118	)(6)	(2,504	)(6)	28	33	487	132
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	49,821	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	67,927	64,475	2,485		468		4,167	4,237	2,951	2,894

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,055	8,445	(159)		(312)		311	237	194	220
Siemens Real Estate (SRE)	3,455	3,607	457		351		137	169	199	220
Eliminations	(576)	(465)	(82	)(6)	(85	)(6)	—	—	—	—

Total Financing and Real Estate	11,934	11,587	216		(46)		448	406	393	440

Eliminations, reclassifications and Corporate Treasury	(343)	1,543	561	(6)	1,351	(6)	—	—	—	—

Siemens worldwide	79,518	77,605	3,262		1,773		4,615	4,643	3,344	3,334

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

SEGMENT INFORMATION (preliminary and unaudited)
As of and for the three months ended September 30, 2004 and 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,781	1,685	1,797	1,758	201	194	1,998	1,952	83	57
Information and Communication Mobile (ICM)	2,873	2,838	2,939	2,572	39	47	2,978	2,619	51	49
Siemens Business Services (SBS)	2,342	1,244	922	983	323	334	1,245	1,317	(28)	(41)
Automation and Drives (A&D)	2,310	2,009	2,152	1,990	317	295	2,469	2,285	313	240
Industrial Solutions and Services (I&S)	1,190	959	972	801	337	333	1,309	1,134	35	(17)
Logistics and Assembly Systems (L&A)	552	802	650	591	75	89	725	680	55	(178)
Siemens Building Technologies (SBT)	1,153	1,146	1,210	1,311	4	89	1,214	1,400	39	38
Power Generation (PG)	2,124	1,223	1,968	1,956	11	5	1,979	1,961	206	221
Power Transmission and Distribution (PTD)	1,088	798	1,067	846	109	36	1,176	882	62	65
Transportation Systems (TS)	1,238	1,418	1,217	1,411	8	5	1,225	1,416	(129)	78
Siemens VDO Automotive (SV)	2,313	1,967	2,302	1,964	(4)	3	2,298	1,967	160	115
Medical Solutions (Med)	2,497	2,330	2,018	2,015	28	25	2,046	2,040	272	286
Osram	1,050	1,018	1,023	993	27	25	1,050	1,018	109	105
Other Operations(5)	719	546	299	282	469	268	768	550	94	84

Total Operations Groups	23,230	19,983	20,536	19,473	1,944	1,748	22,480	21,221	1,322	1,102

Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,248)	(1,904)	95	116	(1,897)	(1,643)	(1,802)	(1,527)	(419)	(320)
Other interest expense	—	—	—	—	—	—	—	—	(43)	(51)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	20,982	18,079	20,631	19,589	47	105	20,678	19,694	860	731

									Income before income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	155	122	117	111	38	11	155	122	60	56
Siemens Real Estate (SRE)	410	410	80	77	330	333	410	410	(1)	19
Eliminations	—	—	—	—	(5)	(3)	(5)	(3)	—	—

Total Financing and Real Estate	565	532	197	188	363	341	560	529	59	75

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(410)	(446)	(410)	(445)	52	122

Siemens worldwide	21,547	18,612	20,828	19,778	—	—	20,828	19,778	971	928

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	9/30/04	9/30/03	2004		2003		2004	2003	2004	2003
Operations Groups
Information and Communication Networks (ICN)	1,261	722	103		164		86	88	68	101
Information and Communication Mobile (ICM)	873	1,367	617		420		144	112	94	105
Siemens Business Services (SBS)	632	294	(86)		162		281	73	59	70
Automation and Drives (A&D)	1,951	1,925	389		307		82	128	45	70
Industrial Solutions and Services (I&S)	1,003	167	(749)		65		844	20	20	15
Logistics and Assembly Systems (L&A)	537	877	57		156		10	12	9	14
Siemens Building Technologies (SBT)	1,359	1,447	58		161		17	14	37	43
Power Generation (PG)	1,997	1,712	201		(230)		92	493	51	50
Power Transmission and Distribution (PTD)	1,162	798	(21)		141		172	22	28	17
Transportation Systems (TS)	49	(252)	(58)		320		48	51	19	22
Siemens VDO Automotive (SV)	3,542	3,949	165		120		67	164	99	108
Medical Solutions (Med)	3,173	3,128	262		439		90	91	58	70
Osram	2,011	2,074	115		121		100	108	68	70
Other Operations(5)	1,672	1,515	296		167		33	26	22	22

Total Operations Groups	21,222	19,723	1,349		2,513		2,066	1,402	677	777

Reconciliation to financial statements
Corporate items, pensions and eliminations	(3,116)	(3,781)	(469	)(6)	(1,095	)(6)	31	30	27	69
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	49,821	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	67,927	64,475	880		1,418		2,097	1,432	704	846

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	9,055	8,445	(491)		(612)		95	100	48	57
Siemens Real Estate (SRE)	3,455	3,607	175		137		52	31	55	75
Eliminations	(576)	(465)	(29	)(6)	26	(6)	—	—	—	—

Total Financing and Real Estate	11,934	11,587	(345)		(449)		147	131	103	132

Eliminations, reclassifications and Corporate Treasury	(343)	1,543	74	(6)	277	(6)	—	—	—	—

Siemens worldwide	79,518	77,605	609		1,246		2,244	1,563	807	978

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the fiscal years ended September 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	75,167	74,233	(1,539)	(1,623)	74,573	73,744	2,133	2,112
Cost of sales	(53,522)	(53,350)	1,539	1,625	(53,320)	(53,298)	(1,741)	(1,677)

Gross profit on sales	21,645	20,883	—	2	21,253	20,446	392	435
Research and development expenses	(5,063)	(5,067)	—	—	(5,063)	(5,067)	—	—
Marketing, selling and general administrative expenses	(13,567)	(13,534)	(1)	—	(13,284)	(13,243)	(282)	(291)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €— and €3, respectively)	(156)	642	(76)	(77)	(176)	555	96	164
Income from investments in other companies, net	1,031	142	—	—	972	66	59	76
Income (expense) from financial assets and marketable securities, net	70	61	24	135	71	(69)	(25)	(5)
Interest income of Operations, net	18	31	—	—	18	31	—	—
Other interest income (expense), net	254	214	277	206	(141)	(88)	118	96

Income before income taxes	4,232	3,372	224	266	3,650	2,631	358	475
Income taxes(1)	(661)	(867)	(35)	(68)	(570)	(677)	(56)	(122)
Minority interest	(166)	(96)	—	—	(166)	(96)	—	—

Income before cumulative effect of change in accounting principle	3,405	2,409	189	198	2,914	1,858	302	353
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income	3,405	2,445	189	198	2,914	1,897	302	350

Basic earnings per share
Income before cumulative effect of change in accounting principle	3.82	2.71
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	3.82	2.75

Diluted earnings per share
Income before cumulative effect of change in accounting principle	3.66	2.71
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	3.66	2.75

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months ended September 30, 2004 and 2003
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net sales	20,828	19,778	(410)	(445)	20,678	19,694	560	529
Cost of sales	(15,130)	(14,451)	410	445	(15,060)	(14,426)	(480)	(470)

Gross profit on sales	5,698	5,327	—	—	5,618	5,268	80	59
Research and development expenses	(1,307)	(1,246)	—	—	(1,307)	(1,246)	—	—
Marketing, selling and general administrative expenses	(3,717)	(3,604)	—	(2)	(3,645)	(3,531)	(72)	(71)
Other operating income (expense), net (therein gain on issuance of subsidiary and associated company stock €— and €3, respectively)	155	234	(16)	(24)	162	208	9	50
Income from investments in other companies, net	79	98	—	—	67	84	12	14
Income (expense) from financial assets and marketable securities, net	—	87	(5)	96	5	(5)	—	(4)
Interest income of Operations, net	3	4	—	—	3	4	—	—
Other interest income (expense), net	60	28	73	52	(43)	(51)	30	27

Income before income taxes	971	928	52	122	860	731	59	75
Income taxes	(268)	(166)	(14)	(27)	(234)	(132)	(20)	(7)
Minority interest	(49)	(38)	—	—	(49)	(38)	—	—

Net income	654	724	38	95	577	561	39	68

Basic earnings per share	0.73	0.81
Diluted earnings per share	0.70	0.81

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Cash flows from operating activities
Net income	3,405	2,445	189	198	2,914	1,897	302	350
Adjustments to reconcile net income to cash provided
Minority interest	166	96	—	—	166	96	—	—
Amortization, depreciation and impairments	3,344	3,334	—	—	2,951	2,894	393	440
Deferred taxes	(309)	262	(16)	20	(267)	206	(26)	36
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(246)	(232)	—	—	(222)	(145)	(24)	(87)
Losses (gains) on sales of investments, net	(612)	2	—	—	(612)	2	—	—
Losses (gains) on sales and impairments of marketable securities, net	(47)	23	(12)	9	(33)	13	(2)	1
Loss (income) from equity investees, net of dividends received	(287)	10	—	—	(293)	70	6	(60)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(941)	8	—	—	(962)	14	21	(6)
(Increase) decrease in accounts receivable, net	(866)	623	(658)	(527)	(208)	1,141	—	9
Increase (decrease) in outstanding balance of receivables sold	133	(291)	65	(21)	68	(270)	—	—
(Increase) decrease in other current assets	661	1,416	566	835	(183)	561	278	20
Increase (decrease) in accounts payable	857	(396)	(6)	3	827	(396)	36	(3)
Increase (decrease) in accrued liabilities	302	(621)	—	—	210	(571)	92	(50)
Increase (decrease) in other current liabilities	(323)	(668)	(330)	466	50	(961)	(43)	(173)
Supplemental contributions to pension trusts	(1,255)	(1,192)	—	—	(1,255)	(1,192)	—	—
Change in other assets and liabilities	1,098	893	156	137	857	764	85	(8)

Net cash provided by (used in) operating activities	5,080	5,712	(46)	1,120	4,008	4,123	1,118	469
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,764)	(2,852)	—	—	(2,328)	(2,468)	(436)	(384)
Acquisitions, net of cash acquired	(1,477)	(1,055)	—	—	(1,472)	(1,055)	(5)	—
Purchases of investments	(374)	(736)	—	—	(367)	(714)	(7)	(22)
Purchases of marketable securities	(106)	(221)	(20)	(92)	(86)	(127)	—	(2)
(Increase) decrease in receivables from financing activities	(247)	(94)	569	276	—	—	(816)	(370)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(65)	21	—	—	65	(21)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	2,639	839	19	—	2,357	556	263	283
Proceeds from sales and dispositions of businesses	325	119	—	—	306	119	19	—
Proceeds from sales of marketable securities	186	61	104	26	67	34	15	1

Net cash provided by (used in) investing activities	(1,818)	(3,939)	607	231	(1,523)	(3,655)	(902)	(515)
Cash flows from financing activities
Proceeds from issuance of common stock	4	—	—	—	4	—	—	—
Proceeds from issuance of treasury shares	—	4	—	—	—	4	—	—
Proceeds from issuance of debt	—	2,702	—	2,702	—	—	—	—
Repayment of debt	(1,564)	(1,742)	(1,270)	(1,700)	(266)	(12)	(28)	(30)
Change in short-term debt	(469)	(445)	(414)	(106)	(170)	(323)	115	(16)
Dividends paid	(978)	(896)	—	—	(978)	(896)	—	—
Dividends paid to minority shareholders	(101)	(110)	—	—	(101)	(110)	—	—
Intracompany financing	—	—	1,115	(907)	(765)	787	(350)	120

Net cash provided by (used in) financing activities	(3,108)	(487)	(569)	(11)	(2,276)	(550)	(263)	74
Effect of exchange rates on cash and cash equivalents	(113)	(333)	(86)	(264)	(26)	(66)	(1)	(3)
Net increase (decrease) in cash and cash equivalents	41	953	(94)	1,076	183	(148)	(48)	25
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	12,190	12,149	11,251	11,345	908	725	31	79

Supplemental disclosure of cash paid for:
Interest	385	545
Income taxes	746	795

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of September 30, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	9/30/04	9/30/03	9/30/04	9/30/03	9/30/04	9/30/03	9/30/04	9/30/03
ASSETS
Current assets
Cash and cash equivalents	12,190	12,149	11,251	11,345	908	725	31	79
Marketable securities	1,386	650	8	101	1,361	529	17	20
Accounts receivable, net	15,470	14,511	(8)	(9)	11,275	10,894	4,203	3,626
Intracompany receivables	—	—	(12,257)	(10,777)	12,251	10,742	6	35
Inventories, net	11,358	10,366	(2)	(4)	11,295	10,284	65	86
Deferred income taxes	1,144	1,063	61	77	1,018	909	65	77
Other current assets	4,398	4,750	710	736	2,793	3,143	895	871

Total current assets	45,946	43,489	(237)	1,469	40,901	37,226	5,282	4,794

Long-term investments	4,122	5,992	—	19	3,790	5,636	332	337
Goodwill	6,476	6,501	—	—	6,394	6,421	82	80
Other intangible assets, net	2,514	2,358	—	—	2,501	2,338	13	20
Property, plant and equipment, net	10,683	10,756	1	1	7,242	7,114	3,440	3,641
Deferred income taxes	4,811	4,359	1,133	1,127	3,598	3,165	80	67
Other assets	4,966	4,150	44	131	2,217	1,371	2,705	2,648
Other intracompany receivables	—	—	(1,284)	(1,204)	1,284	1,204	—	—

Total assets	79,518	77,605	(343)	1,543	67,927	64,475	11,934	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,434	1,745	850	977	451	646	133	122
Accounts payable	9,326	8,404	(3)	4	9,109	8,216	220	184
Intracompany liabilities	—	—	(7,449)	(7,426)	1,703	1,771	5,746	5,655
Accrued liabilities	9,240	8,884	6	6	9,055	8,748	179	130
Deferred income taxes	1,522	870	(282)	(271)	1,528	877	276	264
Other current liabilities	11,850	12,125	452	284	11,173	11,578	225	263

Total current liabilities	33,372	32,028	(6,426)	(6,426)	33,019	31,836	6,779	6,618

Long-term debt	9,785	11,433	8,538	10,176	750	748	497	509
Pension plans and similar commitments	4,392	5,843	—	—	4,392	5,813	—	30
Deferred income taxes	569	534	184	182	274	250	111	102
Other accruals and provisions	4,016	3,418	25	21	3,586	3,101	405	296
Other intracompany liabilities	—	—	(2,664)	(2,410)	457	378	2,207	2,032

	52,134	53,256	(343)	1,543	42,478	42,126	9,999	9,587

Minority interests	529	634	—	—	529	634	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,113,285,711 and 1,129,742,969 shares, respectively
Issued: 891,075,711 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,121	5,073
Retained earnings	25,447	23,020
Accumulated other comprehensive income (loss)	(6,386)	(7,051)
Treasury stock, at cost 250 and 1,184 shares, respectively	—	—

Total shareholders’ equity	26,855	23,715	—	—	24,920	21,715	1,935	2,000

Total liabilities and shareholders’ equity	79,518	77,605	(343)	1,543	67,927	64,475	11,934	11,587

Economic Value Added

Siemens ties a portion of its executive incentive compensation to achieving economic value added (EVA) targets. EVA measures the profitability of a business (using Group profit for the operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business (using Net capital employed for the operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the EVA development year-over-year, a business is defined as value-creating or value-destroying. Other companies that use EVA may define and calculate EVA differently.

For a reconciliation of EVA see below.

Economic Valued Added (EVA) calculation
For the fiscal years ended September 30, 2004 and 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate
	2004	2003	2004	2003	2004	2003	2004	2003
Net income	3,405	2,445	189	198	2,914	1,897	302	350
Cumulative effect of change in accounting principle, net of income taxes	—	(36)	—	—	—	(39)	—	3
Minority interest	166	96	—	—	166	96	—	—
Income taxes(1)	661	867	35	68	570	677	56	122

Income before income taxes	4,232	3,372	224	266	3,650	2,631	358	475
Other interest income of Operations, net	141	88	—	—	141	88	—	—
Taxes and financial adjustments	(1,125)	(1,098)	(78)	(93)	(937)	(865)	(110)	(140)

Net operating profit after taxes	3,248	2,362	146	173	2,854	1,854	248	335

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2004	2003	2004	2003	2004	2003	2004	2003
Total assets	79,518	77,605	(343)	1,543	67,927	64,475	11,934	11,587
Other asset and liability related reconciling items (see table segment information)	—	—	—	—	(49,821)	(48,533)	—	—
Financial adjustments	—	—	—	—	1,118	1,334	—	—
Average calculation(2)	—	—	—	—	(346)	1,883	—	—
Liabilities(3)	—	—	—	—	—	—	(9,999)	(9,587)

Average net operating assets for Operations/ allocated equity for Financing and Real Estate	—	—	—	—	18,878	19,159	1,935	2,000

	2004	2003	2004	2003	2004	2003	2004	2003
Net operating profit after taxes	3,248	2,362	146	173	2,854	1,854	248	335
Capital charge(4)	(1,884)	(1,913)	(16)	(15)	(1,696)	(1,719)	(172)	(179)

EVA	1,364	449	130	158	1,158	135	76	156

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.
(2)	The term “Net operating assets” is the same as Net capital employed except the effects of financial adjustments and the fact that Average net operating assets are calculated on a monthly basis.
(3)	As a result of allocated equity, liabilities are also partly allocated.
(4)	Capital charge for Eliminations, reclassifications and Corporate Treasury is risk-determined.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 12, 2004	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

/s/ Dr. Georg Klein
	Name:	Dr. Georg Klein
	Title:	Head of Financial Disclosure